919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 WWW.debevoise.com

March 6, 2012

Justin Dobbie

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:  Warner Music Group Corp.

Registration	Statement on Form S-4
Filed	January 25, 2012
File	No. 333-179162

Dear Mr. Dobbie:

This letter sets forth the responses of Warner Music Group Corp. (the “Registrant”) to the comments contained in your letter, dated February 15, 2012, relating to the Registration Statement on Form S-4 File No. 333-179162, filed on January 25, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on January 25, 2012. Page references in the responses below are to Amendment No. 1.

General

1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

New York • Washington, D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

Mr. Justin Dobbie
U.S. Securities and Exchange Commission	March 6, 2012

In response to the Staff’s comment, the Registrant has provided the supplemental letter with Amendment No. 1.

Summary, page 1

Our Company, page 1

2.	Please revise the first paragraph of this section and specifically the last sentence to add balancing language regarding your net loss for the twelve months ended September 30, 2011.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 1.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan

Matthew E. Kaplan

cc:	Donald E. Field
Securities and Exchange Commission
Stephen Cooper
Trent Tappe
Warner Music Group Corp.

Enclosures